Filed VIA EDGAR

December 9, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:            Williamsburg Investment Trust (the "Trust")
File Nos. 811-05685 and 33-25301

Ladies and Gentlemen:

Ms. Karen Risotto of the Commission's staff recently provided comments on the registration statement on Form N-1A for Williamsburg Investment Trust (the "Trust") filed for the purpose of registering a new series: the Davenport Small Cap Focus Fund (the "Fund").   The following are the comments provided by the Commission and the Trust's response to each:

PROSPECTUS

Risk/Return Summary: Fee Table

1. Confirm that the fee recoupments by Davenport & Company LLC (the "Adviser") referenced in footnote (2) to the Annual Fund Operating Expense table (i) will only be used to reimburse expenses that were incurred during the time the Expense Limitation Agreement was in effect; and (ii) will only be paid if they do not cause the "Total Annual Fund Operating Expenses" (excluding Acquired Fund Fees and Expenses) to exceed the stated expense limitation amount (1.25% of the Fund's average daily net assets).

RESPONSE: We confirm the above statement to be true.

2.  In the Example disclosures, confirm that the calculation for the first year of operations takes into account the contractual expense limitation by the Adviser.

RESPONSE: We confirm that the Example calculation for "1 Year" takes into account the expense limitation that was contractually agreed to by the Adviser.

3.  Consider supplementing the portfolio turnover disclosure to state that the Fund could potentially incur brokerage commissions if the Adviser elects not to waive commissions or if trades are placed through outside brokers.

RESPONSE: We have added the disclosure as suggested.

Ultimus Fund Solutions, LLC	225 Pictoria Drive, Suite 450	Cincinnati, OH 45246	513.587.3400	fax 513.587.3450
www.ultimusfundsolutions.com

Risk/Return Summary: Investment Objectives/Goals

 4.  Revise the sentence on page 4 of the Principal Investment Strategy section to indicate that the Fund will invest in companies that are believed to have the potential for significant capital appreciation.

RESPONSE:  We have revised the sentence to read: "Under normal circumstances, the Fund will invest primarily in companies that the Adviser believes have the potential for significant capital appreciation."

5.  Provide the basis for your opinion that the definition of "small capitalization companies" (those whose market capitalization is between $300 million and $8 billion) falls within the industry range for small capitalization securities.

RESPONSE:  We have revised our definition of "small capitalization companies" to include those securities whose market capitalization is between $300 million and $7 billion.  The definition is based upon capitalization statistics of the Russell 2000® Index, which measures the performance of the small-cap segment of the U.S. equity universe.   As of October 31, 2014, the largest stock in the Russell 2000® Index by market capitalization was $7.548 billion.

6.  In the principal investment strategies section it is disclosed that "the market capitalization of the companies in the Fund's portfolio will change over time, and the Fund will not automatically sell or cease to purchase the stock of a company it already owns, just because the company's market capitalization increase above or decreases below this range."  Explain the basis for your opinion that the Adviser may continue to purchase the stock of a position that has moved above or below the range of a small capitalization company, in light of the guidance provided by Rule 35d-1 of the Investment Company Act of 1940 regarding the use of investment company names (the "Fund Names Rule").

RESPONSE: We have revised the disclosure to read: "The market capitalization of the companies in the Fund's portfolio will change over time, and the Fund will not automatically sell the stock of a company it already owns, just because the company's market capitalization increases above or decreases below this range."

7.  If the Fund's name contains the term "small cap," confirm that the Fund's investments in registered investment companies (RICs) will fit the Fund's definition of small capitalization companies in the event these securities are used to meet the Fund Names Rule requirement that 80% of the Fund's net assets, plus the amount of any borrowing for investment purposes, is invested in small capitalization companies.

RESPONSE: We confirm that for purposes of meeting the Fund Names Rule requirement, the Fund will invest in RICs that invest primarily in stocks of small capitalization companies.

8.  In the description of the Fund's investments in foreign issuers and emerging market securities, include a definition of "emerging market securities."

RESPONSE: We have added the following disclosure:  "The Adviser considers "emerging markets" to include any country that is defined as an emerging or developing economy by The International Monetary Fund, the World Bank, the United Nations or the countries' authorities."

Management

9.  The identity of the Fund's portfolio managers in the prospectus should be limited to those persons who are "jointly and primarily responsible for the day-to-day management of the Fund's portfolio" in accordance with the Item 5 instructions to Form N-1A.  Please remove all references to the Adviser's Investment Policy Committee from the Fund's prospectus.

RESPONSE:  All references to the Investment Policy Committee have been removed from the Fund's prospectus.

Tax Information

10. In the section Tax Information, add a statement explaining that a tax deferred arrangement may be taxable upon withdrawal of the investment.

RESPONSE:  We have added the following sentence: "If you are investing through a tax-deferred arrangement, you may be taxed later when you withdraw money from that account."

STATEMENT OF ADDITIONAL INFORMATION

Fund Objectives, Investments, Strategies and Risks

11. Revise the discussion of brokerage costs in the Portfolio Turnover section to indicate that the Fund does not expect to incur any brokerage costs.

RESPONSE:  We have revised the disclosure as requested.

The Trust acknowledges the following:

•	The Trust is responsible for the adequacy and accuracy of the disclosures in the Trust's filings;
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filing; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or comments, please contact the undersigned at 513-587-3418.

Sincerely,

/s/ Tina H. Bloom

Tina H. Bloom
Secretary

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